UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd., or Evogene, reports changes in the management of one of its wholly owned subsidiary, Canonic Ltd., or Canonic, which is focused on the development of medical grade cannabis products:

Dr. Arnon Heyman, Chief Executive Officer, or CEO, of Canonic, will leave Canonic effective as of December 31, 2022.  Dr. Heyman will continue to serve Canonic as a member of the board of directors. Canonic has appointed Mr. Eyal Ronen, Evogene’s current Executive Vice President Business Development, as Canonic’s new CEO, effective January 1, 2023, in parallel to his role in Evogene. To ensure an orderly transition, Dr. Heyman will continue as CEO until his expected departure.

Mr. Ronen brings over 20 years of extensive business development experience at various companies operating both in Israel and internationally, and focused on the bio-tech space. Due to his experience as Vice President of Sales, Marketing, and Business Development at Fotonica Ltd. from 2018 to 2020, he has deep knowledge and understanding of the cannabis industry in and out of Israel. During his work in the cannabis space, he worked closely and collaborated with tier-one companies in the cannabis industry in the USA and Canada. In addition, he brings a vast agronomical understanding of the cannabis plant and demonstrates the combination of this knowledge with his experience in the cannabis market. Mr. Ronen holds a B.Sc. in Agronomy from the Hebrew University of Jerusalem, an M.Sc. in Agronomy from the Hebrew University of Jerusalem, and an MBA from Haifa University.

The appointment of each of Mr. Ronen and Dr. Heyman is pending regulatory approval of the Israeli Ministry of Health.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad —————————————— Yaron Eldad Chief Financial Officer